UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A - 16 OR 15D - 16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended on September 30, 2006

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanches Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

     On October 30, 2006, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report which included information as to the Registrant's consolidated financial position and results of operations for the period ended on September 30, 2006. Attached is a summary of such consolidated financial information. The figures contained herein are expressed in constant Chilean pesos as of September 30, 2006 and as such, the figures for the period ended September 30, 2005 have been adjusted by the Chilean Consumer Price Index for the period of 3.8% . The amounts denominated in United States (US) dollars have been converted to Chilean pesos with the exchange rate effective on September 30, 2006 of 537.03 Chilean pesos per US dollar.

     The report filed with the SVS was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States.

     THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLE PRESENTATION OF, THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2006, FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

TABLE OF CONTENTS

Consolidated Financial Statements as of September 30, 2006	3-7
Management's Analysis of Consolidated Financial Statements Results of AES Gener S.A. for the period ended September 30, 2006	8-18

THE FINANCIAL STATEMENTS IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND FIGURES ARE IN CHILEAN PESOS (UNLESS OTHERWISE INDICATED).

     In this report, unless the context otherwise requires, the terms "AES Gener", "Gener", "the Company", "we", "us" and "our" refer to AES Gener S. A. and its subsidiaries on a consolidated basis.

AES Gener and Subsidiaries
Consolidated Balance Sheet as of September 30, 2005 and 2006

Amounts are in accordance with Chilean generally accepted accounting principles and expressed in constant Chilean pesos as of September 30, 2006, therefore, the values from the period ending September 30, 2005 have been adjusted by Chilean CPI for the period of 3.8% . Figures in US dollars have been converted with the corresponding exchange rate for September 30, 2006 of 537.03 Chilean pesos per U.S. dollar.

	Sept-06	Sept-05	Sept-06
Assets	Million Ch$	Million Ch$	Th US$

Current assets
Cash	6,832	10,838	12,722
Time deposits	67,048	8,289	124,849
Marketable securities	1,501	10,172	2,795
Accounts receivable	52,742	54,738	98,211
Documents receivable	-	0	-
Miscellaneous accounts receivable	2,179	16,553	4,057
Accounts and notes receivable from related compa	3,856	2,589	7,180
Inventories	16,372	22,876	30,486
Recoverable taxes	9,177	9,941	17,089
Prepayments	3,216	2,768	5,989
Deferred taxes	2,103	1,088	3,917
Other current assets	59,367	30,053	110,548

Total current assets	224,395	169,905	417,844

Property, Plant and Equipment			-
Land	8,503	8,519	15,833
Construction and infrastructure	751,282	740,173	1,398,958
Machinery and equipment	977,323	967,745	1,819,867
Other property, plant and equipment	8,572	8,430	15,962
Technical revaluation	40,343	40,569	75,123
Accumulated depreciation	(669,560)	(630,111)	(1,246,784)

Net property, plant and equipment	1,116,463	1,135,326	2,078,958

Other Non-Current Assets
Investment in related companies	102,700	107,026	191,237
Investment in other companies	17,104	17,382	31,850
Goodwill	4,278	4,827	7,966
Long-term accounts receivable	81	4,603	151
Long-term receivables from related companies	1,190	1,216	2,215
Intangibles	7,340	7,145	13,667
Accumulated amortization of intangibles	(5,582)	(5,092)	(10,395)
Other	42,306	48,092	78,778

Total other non-current assets	169,416	185,200	315,469
Total Assets	1,510,274	1,490,431	2,812,271

AES Gener and Subsidiaries
Consolidated Balance Sheet as of September 30, 2005 and 2006

	Sept-06	Sept-05	Sept-06
Liabilities and Shareholders' Equity	Million Ch$	Million Ch$	Th US$

Current Liabilities
Short-term bank liabilities	-	-	-
Short-term portion of long-term bank liabilities	11,892	16,633	22,144
Short-term portion of bonds payable	10,205	41,051	19,003
Short-term portion of long-term liabilities	257	380	478
Dividends payable	32	74	60
Accounts payable	30,513	28,351	56,818
Miscellaneous accounts payable	9	3	16
Accounts and documents payable to related com	587	1,009	1,093
Provisions	7,010	7,681	13,053
Withholdings	2,172	3,093	4,044
Income taxes payable	9,757	12,751	18,168
Unearned income	282	813	525
Other current liabilities	1,042	982	1,940

Total current liabilities	73,757	112,820	137,342

Long -Term Liabilities
Long-term bank liabilities	100,085	76,412	186,368
Bonds payable	341,351	355,139	635,627
Documents payable	37	235	69
Provisions	14,638	14,960	27,258
Deferred long-term taxes payable	41,999	25,861	78,207
Other	12,906	13,808	24,031

Total long-term liabilities	511,016	486,414	951,560

Minority Interest	8,237	7,487	15,339

Shareholders' Equity
Paid-in capital	767,436	768,918	1,429,037
Technical revaluation reserve	19,186	18,454	35,726
Share premium	32,148	32,178	59,862
Other reserves	26,094	28,338	48,589
Retained earnings	72,400	35,822	134,815
Future dividends reserve	15,536	5,998	28,929
Acumulated earnings	2,861	2,803	5,328
Net income for the period	54,003	27,021	100,558
Interim dividends	-	-	-

Total shareholders' equity	917,263	883,710	1,708,030

Total Liabilities and Shareholders' Equity	1,510,274	1,490,431	2,812,271

AES Gener and Subsidiaries
Consolidated Income Statement as of September 30, 2005 and 2006

	Sept-06	Sept-05	Sept-06
Income Statement	Million Ch$	Million Ch$	Th US$

Operating results:
Operating revenue	354,478	363,187	660,071
Operating expense	(238,164)	(265,037)	(443,484)

Gross margin	116,314	98,150	216,587

Administration and sales costs	(16,513)	(15,471)	(30,749)

Operating income	99,801	82,678	185,839

Non-Operating results
Financial income	4,790	2,972	8,920
Equity share in net income of related companies	7,237	5,162	13,476
Other non-operating income	2,919	2,311	5,436
Equity share in of loss of related companies	(30)	(30)	(55)
Amortization of goodwill	(417)	(795)	(776)
Financial expense	(26,964)	(36,307)	(50,210)
Other non-operating expenses	(8,474)	(8,927)	(15,780)
Price-level restatement	(1,809)	32	(3,368)
Foreign exchange variation	2,445	(1,766)	4,554

Non-operating income (expense)	(20,302)	(37,347)	(37,804)

Income before income taxes and minority interes	79,499	45,331	148,035
Income taxes	(24,000)	(17,729)	(44,690)
Minority interest	(1,497)	(581)	(2,787)

Net income	54,003	27,021	100,558

AES Gener and Subsidiaries
Consolidated Cash Flow Statement as of September 30, 2005 and 2006

	From Jan 1, 2006	From Jan 1, 2005	From Jan 1, 2006
	to Sept 30, 2006	to Sept 30, 2005	to Sept 30, 2006
Consolidated Cash Flow Statement	Million Ch$	Million Ch$	Th US$

Cash flow from operating activities
Collection of accounts receivable	385,102	388,056	717,096
Financial income received	6,051	2,543	11,268
Dividends and other distributions received	4,494	1,159	8,369
Other income received	4,619	6,051	8,601
Payment to suppliers and personnel	(233,021)	(291,741)	(433,907)
Financial expenses	(26,357)	(41,612)	(49,080)
Payment of income taxes	(12,362)	(6,309)	(23,020)
Other expenses	(6,047)	(5,895)	(11,260)
VAT and others similar items paid	(18,778)	(14,115)	(34,966)

Net cash provided by operating activities	103,702	38,135	193,102

Cash flow from financing activities
Proceeds from issuance of shares	-	-	-
Borrowings from banks and others	30,830	8	57,409
Proceeds from issuance of bonds	-	-	-
Other	-	-	-
Dividends paid	(22,710)	(9,306)	(42,289)
Capital decrease	-	-	-
Payment of loans	(6,964)	(27,065)	(12,967)
Payment of bonds	(32,566)	(3,532)	(60,642)
Payment of loans from related companies	-	-	-
Payment of costs associated with issuance of sha	-	-	-
Payment of costs associated with issuance of bon	(524)	(142)	(976)
Others financing activities	(63)	(486)	(117)

Net cash used in financing activities	(31,997)	(40,524)	(59,582)

Cash Flow from investing activities
Sale of property, plant and equipment	279	165	519
Sale of permanent investments	20	-	37
Sale of other investments	3,041	0	5,662
Proceeds from loans to related companies	-	-	-
Other investing activities	-	1,637	-
Acquisition of fixed assets	(23,332)	(8,161)	(43,446)
Payment of capitalized interest	(1,237)	(32)	(2,303)
Permanent investments	(51)	(923)	(95)
Investment in financial instruments	(14,406)	(97)	(26,826)
Loans to related companies	-	-	-
Other investing activities	(8,241)	-	(15,345)

Net cash used in investing activities	(43,927)	(7,411)	(81,797)

Net decrease in cash and cash equivalent before	27,777	(9,799)	51,724

Price-level restatement of cash and cash equival	(1,699)	(5,880)	(3,164)

Net decrease in cash and cash equivalent	26,078	(15,679)	48,560

Cash and Cash equivalents at beginning of perio	76,406	71,622	142,274

Cash and cash equivalent at end of period	102,484	55,943	190,835

Reconciliation between Net Income for	From Jan 1, 2006	From Jan 1, 2005	From Jan 1, 2006
the Period and Net Cash Flow	to Sept 30, 2006	to Sept 30, 2005	to Sept 30, 2006
Provided by Operating Activities	Million Ch$	Million Ch$	Th US$

Net income	54,003	27,021	100,558

Sales of Assets	(252)	(163)	(468)

Gain on sales of property, plant and equipment	(252)	(163)	(468)
Gain on sales of investments	-	-	-
Loss on sales of investments	-	-	-
Gain on sales of others assets	-	-	-

Adjustments to reconcile net income to net cash provided by operating activities	32,452	35,032	60,429

Depreciation	33,815	33,228	62,967
Amortization of intangibles	432	196	805
Provisions and write-offs	585	148	1,090
Participation in net income of related companies	(7,237)	(5,162)	(13,476)
Participation in net loss of related companies	30	30	55
Amortization of goodwill	417	795	776
Amortization of negative goodwill	-	-	-
Price-level restatement	1,809	(32)	3,368
Exchange difference	(2,445)	1,766	(4,554)
Other credits to income that do not represent cash flow	(496)	-	(924)
Other debits to income that do not represent cash flow	5,542	4,063	10,320

Change in operating assets	6,443	(31,984)	11,997

Increase in accounts receivable	(2,993)	(6,283)	(5,573)
Increase in inventories	3,508	(4,139)	6,532
Decrease in other assets	5,928	(21,562)	11,038

Change in operating liabilities	9,559	7,649	17,800

Increase (decrease) of accounts payable to related comp	(4,856)	4,889	(9,043)
Increase (decrease) of interest payable	(972)	(4,501)	(1,810)
Increase (decrease) net of income taxes payable	12,045	12,809	22,429
Increase in other accounts payable related to non-operati	42	(57)	79
Increase (decrease) of VAT and other similar payables	3,299	(5,491)	6,144

Minority interest in net income	1,497	581	2,787

Net cash provided by operating activities	103,702	38,135	193,102

     Management’s Discussion & Analysis of AES Gener S.A.’s
Consolidated Financial Statements for the Year Ended September 30, 2006

The following section analyzes the Consolidated Financial Statements of AES Gener S.A. (“AES Gener”) for the nine month period ended September 30, 2006 and explains the principal variations compared to the same period ended September 30, 2005.

Below is a summary of the information contained in the financial statements. All figures are expressed in the equivalent in Chilean pesos as of September 30, 2006. Therefore, comparisons refer to real variations between this date and September 30, 2005.

The assets and liabilities of the company have been appraised and presented according to accounting standards and rules that are explained in the respective notes to the company’s financial statements.

I. Summary

For the nine month period ended September 30, 2006, the company registered net income of Ch$54,003 million, compared to net income of Ch$27,021 million as of September 30, 2005. Operating income for the first nine months of 2006 was Ch$17,123 million higher than that recorded in the same period in 2005, representing an increase of 21%. Non-operational losses decreased by Ch$17,045 million, equivalent to a 46% reduction.

II. Comparative Analysis and Explanation of the Principal Trends

a. Liquidity

		September	September
Liquidity		2006	2005

Current assets / Current liabilities	(times)	3.04	1.51
Adjusted liquidity ratio	(times)	1.02	0.26
(Current assets – Inventory) / Current liabilities	(times)	2.99	1.30

During the nine month period ended September 30, 2006 current assets increased by Ch$54,490 million, equivalent to approximately 32%, when compared to the same period in 2005, principally due to a significant increase in time deposits (including substitution of marketable securities) and other current assets.

Current liabilities decreased significantly by Ch$39,063 million, approximately 35%, which can be explained principally by the reduction of Ch$30,846 million in short-term bond obligations related to the refinancing of the outstanding portion of AES Gener’s Yankee Bond in January 2006 for US$54.7 million. Additionally contributing to the decrease in current liabilities amount were the reduction of Ch$4,740 in short-term bank liabilities and lower income tax of Ch$2,994 million.

As a result of the above, liquidity ratios improved significantly as reflected in cash levels. It should be noted that other assets increased by approximately Ch$29,314 million between September 30, 2005 and the same period in 2006, mainly due to higher repurchase agreements in Chilean Pesos recorded in the first nine months of 2006.

The ratio which measures current assets less inventory divided by current liabilities also increased, due to the decrease in current liabilities explained above.

b. Debt

		September	September
Debt		2006	2005

Total liabilities / Equity	(times)	0.63	0.67
Current liabilities / Total liabilities	(times)	0.13	0.19
Long-term liabilities / Total liabilities	(times)	0.87	0.81
Current liabilities	(million Ch$)	584,773	599,234
Interest expense coverage	(times)	3.95	2.25

The ratio of liabilities to equity decreased as a result of the reduction in total liabilities, related to the lower exchange rate at the end of September 2006 and scheduled amortizations in the period made by AES Gener, AES Chivor y Cía. S.C.A. E.S.P. (Chivor), Norgener S.A (Norgener) and Sociedad Eléctrica Santiago S.A. (Eléctrica Santiago).

Current liabilities decreased by Ch$39,063 million, which can be explained principally by the decrease in the short-term portion of bonds payable, due to the refinancing of AES Gener’s Yankee bond (US$54.7 million) in January 2006. Long-term liabilities increased by Ch$24,602 million, principally from the Ch$23,674 million increase in bank liabilities related to AES Gener’s syndicated loan for US$130 million executed in October 2005.

Interest coverage increased due to the improvement in operating income and lower interest expenses of approximately Ch$9,342 million. These lower expenses were the result both of lower debt levels and the refinancing of several outstanding obligations at more favorable interest rates.

c. Activity

		September	September
Capital		2006	2005

Shareholders’ equity	(million Ch$)	917,263	883,710
Net property, plant and equipment	(million Ch$)	1,116,463	1,135,326
Total assets	(million Ch$)	1,510,274	1,490,431

d. Results

		September	September
Results		2006	2005

Operating revenue	(million Ch$)	354,478	363,187
Operating costs	(million Ch$)	(238,164)	(265,037)
Operating income	(million Ch$)	99,801	82,678
Interest expense	(million Ch$)	(26,964)	(36,307)
Non-operating income	(million Ch$)	(20,302)	(37,347)
R.A.I.I.D.A.I.E. (1)	(million Ch$)	73,065	49,205
Operational E.B.I.T.D.A. (2)	(million Ch$)	133,616	115,906
E.B.I.T.D.A.	(million Ch$)	140,696	115,661
Net income (loss) in the period	(million Ch$)	54,003	27,021

(1)	Results before taxes, interest expenses, depreciation, amortization and extraordinary items.

(2)	Operating income plus depreciation for the period.

Operating Revenue

In the first nine months of 2006 AES Gener’s consolidated operating revenue totaled Ch$354,478 million, which represents a decrease of 2.4% over the amount of Ch$363,187 million recorded in the same period in 2005.

Revenue from regulated customers in the SIC, principally Chilectra S.A. and Chilquinta S.A., increased by Ch$16,107 million with respect to the first nine months of 2005, principally as a result of the higher node price which was introduced in June 2005 with the enactment of the “Short Law II”. Additionally, sales to distribution companies without contracts made in accordance with Ministerial Resolution No. 88 (RM 88) increased by Ch$5,762 million. However, these increases were offset by a decrease of Ch$18,489 in sales to other customers in Chile which was related to lower prices and the expiration of contracts with unregulated customers. Additionally, in Colombia revenue from subsidiary Chivor decreased by Ch$7,125 million.

The contribution to total sales in the distinct markets in which the AES Gener group participates was: SIC 53%, SING 21%, Colombia 20% and fuel sales and other revenue, 6%.

The physical sales of electric energy in GWh were as follows as of September 30, 2006 and 2005:

	September 2006		September 2005

SIC	5,411	40%	5,611	44%
SING	2,750	21%	2,148	17%
Colombia	5,179	39%	4,944	39%

Total	13,340	100%	12,703	100%

Central Interconnected Grid (SIC)

Physical sales of energy in the SIC decreased by 4%, from 5,611 GWh to 5,411 GWh. This decrease is explained by a reduction in sales to unregulated customers, which on a consolidated basis decreased from 913 GWh in the nine month period ended September 30, 2006 to 465 GWh in the same period in 2006, principally due to the expiration of Sociedad Eléctrica Santiago S.A.’s (Eléctrica Santiago) contracts with unregulated customers during 2005. The increase in sales to regulated customers of 82 GWh and sales made in accordance with RM 88 of 85 GWh partially offset this reduction. Additionally, sales to the CDEC-SIC registered an increase of 81 GWh.

Revenue from the sale of electric energy and capacity in the SIC during the first nine months of 2006 totaled Ch$189,322 million which was Ch$6,502 million higher than the amount of Ch$182,820 million recorded in the same period in 2005. This variation is explained by an increase of Ch$9,907 million in energy sales between the first nine months of 2005 and 2006. Energy sales in the nine month period ended September 30, 2005 totaled Ch$138,261 million, compared to Ch$148,168 million in the same period of 2006. Revenue from capacity sales decreased by Ch$3,405 million, from Ch$44,559 million for the nine month period ended September 30, 2005 to Ch$41,154 million for the same period in 2006, as a result of the lower quantity sold after the expiration of certain unregulated contracts.

Greater Northern Interconnected Grid (SING)

Physical sales of electric energy in the SING increased by 603 GWh, principally as a result of higher sales to the CDEC-SIC. Sales to the CDEC increased from 631 GWh for the nine month period ended September 30, 2005 to 1,117 GWh in the same period in 2006, due to the increase in sales from TermoAndes S.A.’s (TermoAndes) Salta plant and Norgener’s coal plant. Sales to unregulated customers increased from 1,517 GWh for the period ended September 30, 2005 to 1,633 GWh as of September 30, 2006.

Revenue generated by the activities of AES Gener through TermoAndes and Norgener in the SING decreased by Ch$3,558 million, from Ch$75,748 million during the first nine months of 2005 to Ch$72,190 million during the same period in 2006. This variation was due principally to a Ch$5,634 decrease in firm capacity revenue, principally related to the capacity reconciliation payments recorded as revenue in 2005. Partially offsetting this decrease was an increase in energy sales of Ch$2,076 million, related to the higher volume sold and to the 18% increase in the marginal cost of energy. The marginal cost increased from an average of 28.8 mills/kWh during the nine month period ended September 30, 2005 to 34.1 mills/kWh in the same period in 2006.

Colombia

Chivor’s revenue decreased by Ch$7,125 million, from Ch$78,063 million for the nine month period ended September 30, 2005 to Ch$70,938 million for the same period in 2006. This reduction was the result of lower spot market sales of Ch$8,462 million and lower frequency regulation sales of Ch$6,487 million, partially offset by higher revenue from contract sales of Ch$7,824 million. Physical sales in the nine month period ended September 30, 2006 increased by 234 GWh with respect to the same period in the previous year, principally as a result of higher contract sales. In terms of prices, the average spot price decreased by approximately 12% and the average contract price increased by 7%, both in Colombian pesos, between the first nine months of 2005 and 2006, respectively.

Other Revenue

Other revenue decreased by 17%, from Ch$26,555 million to Ch$22,028 million. This reduction was principally due to lower coal sales which decreased by Ch$4,149 million, in addition to lower income from consulting services and steam sales which decreased by Ch$223 million and Ch$154 million, respectively.

Operating Costs

The composition of fixed and variable operating costs within total operating costs in the nine month period ended September 30, 2005 and 2006 is shown in the following table:

	(million Ch$)

Operating Costs	September	%	September	%
	2006		2005

Variable operating costs	187,860	79%	216,037	82%
Fixed operating costs	50,304	21%	49,000	18%

TOTAL	238,164	100%	265,037	100%

Operating costs in the nine month period ended September 30, 2006 totaled Ch$238,164, which was 10% lower than in the same period in 2005. This was principally due to the decrease in fuel costs, which is explained by lower fuel prices and the reduced level of dispatch by the company’s thermoelectric plants with higher variable costs.

Variable Costs

Variable costs showed a significant decrease of Ch$28,177 million due to two main factors: lower fuel cost of (Ch$21,727 million and lower energy purchases of Ch$10,498 million.

Total generation by AES Gener (thermoelectric and hydroelectric) and its subsidiaries in the SIC and SING was 6,619 GWh for the nine month period ended September 30, 2006, compared to 6,025 GWh in the same period in 2005. Thermoelectric generation by AES Gener and its subsidiaries was higher in 2006, with production of 5,436 GWh compared to 5,006 GWh in the previous year.

In the SIC, generation by AES Gener and its subsidiaries totaled 3,845 GWh as of September 30, 2006 compared to 3,653 GWh for the same period in 2005. AES Gener’s thermoelectric coal plants, in particular the Ventanas Plant, generated an additional 297 GWh during the first nine months of 2006. Production from subsidiary Eléctrica Santiago was 249 GWh lower than during the same period in 2005, due to the gas supply restrictions during 2006.

Favorable snow melting volumes during the first few months of the year, combined with higher temperatures in the mountain areas during the winter months of 2006, resulted in an increase in hydroelectric generation from AES Gener’s run-of-river plants located near Santiago. Hydroelectric generation from these plants totaled 1,183 GWh between January and September 2006, compared with 1,020 GWh during the same period in 2005.

In the SING generation from Norgener increased by 326 GWh and from TermoAndes by 76 GWh, both related to the gas supply restrictions which affected the natural gas-fired thermoelectric plants in the SING.

Chile

The cost of energy purchases in Chile decreased by Ch$2,980 million. In the SIC, purchases decreased by Ch$1,453 million, principally explained by a reduction of 15% in the average marginal cost due to higher reservoir levels during 2006 and the reduction of 399 GWh in energy purchases associated with the expiration of Eléctrica Santiago’s contracts. In the SING, energy purchase costs decreased by Ch$1,527 million, primarily as a result of lower purchases due to a 326 GWh increase in generation from Norgener.

The cost of capacity purchases in Chile was similar during the nine month period ended September 30, 2006 and the same period in 2005. The increase of Ch$1,442 million in capacity purchases in the SIC was offset by the decrease of Ch$1,420 million in the SING. In both systems, these variations are primarily related to capacity reconciliation payments recorded in 2005.

The decrease of Ch$17,702 million in other costs related to the electricity business in Chile is principally related to fuel costs which were Ch$21,727 million lower in the nine month period ended September 30, 2006 as compared to the same period in 2005. This reduction is partially due to the lower price of coal utilized by AES Gener and Norgener’s plants. Additionally, Eléctrica Santiago recorded lower gas and diesel oil costs as a result of the use of less substitution contracts and lower generation with diesel oil during the first nine months of 2006. This savings was partially offset by higher transmission tolls and other business costs.

Colombia

In Colombia, variable operating costs decreased by Ch$7,518 million, due mainly to lower reconciliation costs of Ch$4,836 million in the Colombian system. Additionally, spot energy purchases decreased by Ch$2,682 million, as a result of higher generation by Chivor and a lower average spot price.

Fixed Costs

Fixed costs increased by Ch$1,304 million, from Ch$49,000 million during the nine month period ended September 30, 2005 to Ch$50,304 million as of September 30, 2006. This increase is explained by an increase of Ch$727 million in fixed electricity production costs and Ch$577 million in depreciation.

Sales and Administration Expenses

Sales and administration expenses increased by 6%, from Ch$15,618 million as of September 30, 2005 to Ch$16,513 million for the same nine month period in 2006. This was due principally to an increase of Ch$858 million in salaries and related benefits.

Operating Income

Consolidated operating income increased by 21%, from Ch$82,678 million for the nine month period ended September 30, 2005 to Ch$99,801 million for the same period in 2006, equivalent to an increase of Ch$17,123 million. The operating margin increased by 19%, rising from Ch$98,150 million for the period ended September 30, 2005 to Ch$116,314 million for the same period in 2006. The principal factors contributing to the increase in operating income include lower fuel costs, lower energy purchase costs and higher sales revenue from regulated customers.

Non-Operating Income

Non-operating revenue

	September	September
Non-Operating Revenue (Million Ch$)	2006	2005

Interest income	4,790	2,972
Other non-operating income	2,919	2,311

Total non-operating revenue	7,709	5,282

Non-operating revenue increased by Ch$2,427 between the first nine months of 2005 and 2006, principally as a result of higher interest income from time deposits, related to the company’s higher average level of cash on hand.

Non-Operating Expenses

	September	September
Non-Operating Expenses (Million Ch$)	2006	2005

Financial expenses	26,964	36,307
Other non-operating expenses	3,474	8,927

Total non-operating expenses	35,438	45,233

Non-operating expenses decreased by Ch$9,795 million, due principally to a reduction of approximately 26% in interest expense. This reflects lower debt levels in the first nine months of 2006, combined with lower average interest rates as the result of the refinancing of obligations by AES Gener, Chivor and Norgener under more favorable conditions during the last quarter of 2005.

Investment in Related Companies

	September	September
Investment in Related Companies (Million Ch$)	2006	2005

Income from investment in related companies	7,237	5,162
Loss from investment in related companies	(30)	(30)
Amortization of goodwill	(417)	(765)

Total income (loss) from investment in related companies	6,790	4,338

The increase of Ch$2,075 million in income from related companies is due principally to improved results from the affiliate company C.G.E. Itabo S.A. in the Dominican Republic. Net income from this company was two times higher in the nine month period ended September 30, 2006 as compared to the same period in 2005.

Minority Interest

Minority interest provided a negative contribution of Ch$916 million to the income statement in September 2006, as the result of the reversal of the loss recorded by subsidiary Eléctrica Santiago as of September 30, 2005. AES Gener has 90% ownership participation in this subsidiary.

Price-Level Restatement and Foreign Exchange Differentials

The price-level restatement resulted in a loss of Ch$1,809 million, compared to a gain of Ch$32 million recorded for the period ended September 30, 2005. Foreign exchange differences improved to a positive contribution of Ch$4,211 as of September 30, 2006 due to the change in the functional currency used by Empresa Eléctrica Guacolda S.A. (Guacolda) to U.S. dollars, and the effect of Technical Bulletin No. 64 of the Chilean Accountants’ Association on accounting records for foreign investments.

Income Tax

The Ch$6,271 million increase in income tax expenses, from Ch$17,729 million for the nine month period ended September 30, 2005 to Ch$24,000 million for the same period in 2006, was principally due the improvement in earnings registered by AES Gener and its subsidiaries in Chile.

Net Income

Net income for the first nine months of 2006 totaled Ch$54,003 million, substantially higher than the Ch$27,021 million recorded for the period ended September 30, 2005. This improvement was principally the result of the increase of Ch$17,123 million in operating income, which is explained by a significant reduction in operating costs related to lower fuel and energy purchase costs, as well as the Ch$17,045 improvement in non-operating income. The improvement in non-operating results is principally the result of lower interest expenses and exchange differences.

e. Yield

		September	September
Yield		2006	2005

Return on assets (1)	(%)	3.60	1.74
Return on equity (1)	(%)	6.00	3.02
Return on operating assets (2)	(%)	8.86	6.91
Net income per share (3)	(pesos)	8.46	4.23
Return on dividends (4)	(%)	3.5%	4.8%

1)	Return on assets and on equity is calculated using the cumulative net income for each period.

2)	The operating assets included in this index include total property, plant and equipment.

3)	Net income per share was calculated as of September for each year on the basis of the number of paid-in shares on each date.

4)	Includes dividends paid in the last 12 months, divided by the market share price as of period end.

Return on assets and return on equity increased considerably given the improved net income in the first nine months of 2006. Additionally, the return on operating assets reflects the 21% improvement in operating income.

The lower return on dividends is related to the increase of approximately 72% in the price of the AES Gener’s shares from Ch$88.5/share as of September 30, 2005 to Ch$152/share as of September 30, 2006.

III. Analysis of differences between book, market and/or economic values of principal assets

As of September 30, 2006 the company’s total assets totaled Ch$1,510,243 million, approximately 1.3% higher than the amount recorded as of September 30, 2005.

Current assets increased by Ch$54,490 million, approximately 32%, as explained by an increase of Ch$50,088 million in time deposits (including the substitution effect of marketable securities) and other current assets which totaled Ch$59,367 million as of September 30, 2006 compared to Ch$30,053 million as of September 30, 2005.

Net fixed assets decreased by 1.7% due principally to depreciation which was equal to Ch$39,450 million.

Other assets decreased by 8.5% . The principal variations included a decrease of Ch$4,326 million in investments in related companies and a decrease of Ch$5,786 million in other items.

The assets of the company are appraised according to generally accepted accounting principles in Chile and instructions issued by the Superintendency of Securities and Insurance, reflected in Note 2 of the Financial Statements. Based on current conditions, AES Gener’s management estimates that the economic value of TermoAndes and InterAndes is currently lower than the respective book values. The principal reasons relate to the significant amount of excess capacity in the northern Chilean grid and the dispatch limitations imposed by the CDEC-SING. However, in both cases, there is no evidence that the operations of these companies will not produce sufficient revenue on a permanent basis to cover all costs, including the depreciation of fixed assets. Under these circumstances, and in accordance with paragraph 25 of Technical Bulletin No. 33 and paragraph 47 of Technical Bulletin No. 64, no adjustments have been made to the book value of these assets.

IV. Analysis of the major variations during the period in the company’s business markets, the competition it faces and its relative share

Market

In Chile, AES Gener does business principally in two large interconnected electric systems, the Sistema Interconectado Central, Central Interconnected Grid or SIC, that runs from south of Region II to Region X, and the Sistema Interconectado del Norte Grande, Greater Northern Interconnected Grid or SING, that encompasses Region I and part of Region II. AES Gener’s Colombia subsidiary, Chivor, is one of the principal electric generators in the Colombian interconnected electric grid, the Sistema Interconectado Nacional or the SIN.

SIC: During the first nine months of 2006, electricity sales in the SIC increased by 6.4% compared with growth of 3.8% for the same period in 2005. Average monthly sales for the nine month period ended September 30, 2006 were 3,164 GWh compared with average monthly consumption of 2,974 GWh for the same period in 2005. The average marginal cost in U.S. dollars for the first nine months of 2006 was 48.8 mills/kWh compared to 57.3 mills/kWh for the same period in the previous year. This decrease in the marginal cost was mainly the result of better hydrological resources during 2006

SING: During the nine month period ended September 30, 2006, electricity sales in the SING grew by 3.6%, compared to an increase of 3.0% during the same period in 2005. Average monthly sales during the first nine months of 2006 were 985 GWh compared to average monthly consumption of 950 GWh in the same period in 2005. The average marginal cost during the reporting period was 34.1 mills/kWh, which was higher than the average marginal cost of 28.8 mills/kWh registered in the nine month period ended September 30, 2005.

Colombia: During the nine month period ended September 30, 2006, electricity demand in Colombia increased by 3.8% with respect to the previous year. The average spot price decreased from approximately Col$32.6 mills/kWh during the first nine months of 2005 to Col$28.7 mills/kWh in the same period in 2006.

Competition and relative share

During the nine month period ended September 30, 2006, generation from AES Gener’s plants in the SIC, including Guacolda totaled 5,666 GWh, which was 464 GWh higher than the contribution of 5,202 GWh made during the same period of 2005. For the period ended September 30, 2006, the AES Gener group of companies, including Guacolda, contributed 19% of the total electricity generation in the SIC, which was the same as the contribution made for the same period of 2005.

In the SING, net generation in the system increased by 3.6% and the contribution from the AES Gener companies (Norgener and TermoAndes) increased by 407 GWh. During the nine month period ended September 30, 2006, generation from the AES Gener companies in the SING represented 27% of the total system generation, approximately 3% higher than in the same period in the previous year.

In Colombia, during the first nine months of 2006 generation from Chivor represented 10% of the total electricity demand in Colombia, approximately 1% higher than in the previous year. Total net generation from Chivor at September 30, 2006 was 3,924 GWh, significantly higher than the production of 3,227 GWh recorded for the same period in 2005, as a result of better hydrological conditions.

V. Description and analysis of the principal components of the net cash flow from operating, investment and financing activities in the period

Total net cash flow as of September 30, 2006 was a positive Ch$27,777 million, while as of September 30, 2005 a negative cash flow of Ch$9,799 million was recorded. Operating and financing activities registered more favorable results than during the previous nine month period of $65,657 million and $8,526 million, respectively, while investment expenditures increased by $36,516 million.

Operating activities generated a positive cash flow of Ch$103,702 million during nine month period ended September 30, 2006, as compared to Ch$38,135 million during the same period in 2005. The principal variations are associated with reduced outflows of Ch$58,720 million in payments to suppliers associated with lower fuel and energy purchase costs, as well as lower interest payments of $15,255 million. These positive effects were partially offset by an increase in income tax payments of $6,053 million.

Financing activities generated a negative cash flow of Ch$31,997 million as of September 30, 2006 compared to a negative cash flow of Ch$40,524 million for the same period in 2005. An inflow related to an increase in loans of $Ch 30,830 million was recorded in the first nine months of 2006 which was offset by the payment of bond obligations of $Ch32,566 million during the same period. This effect is explained by the redemption upon maturity of AES Gener’s Yankee bond in January 2006, which was refinanced with the second drawdown from the syndicated loan executed in October 2005. Additionally, dividend payments increased by Ch$13,403 million between the nine month period ended September 30, 2005 and 2006.

Investment activities resulted in a negative cash flow of Ch$43,927 million in the first nine months of 2006 compared to the negative cash flow of Ch$7,411 million registered as of September 30, 2005. This variation is explained by the increase in fixed assets of Ch$15,170 million, principally associated with the Los Vientos 120 MW turbine which is being constructed in Region V, and additional investments in financial instruments of Ch$14,309 million.

VI. Market Risk Analysis

Electricity Market Risks

Hydrology: The hydrological conditions that exist during any given year may affect AES Gener’s operating results, given that hydrology is a key factor in determining plant dispatch levels and prices in the SIC.

Tariff setting: A significant portion of AES Gener’s revenue is related to the node price that is set by Chilean authorities every six months. The principal components of the formula used in node price-setting are expressed in U.S. dollars. This creates a natural hedge against the effect of fluctuations in the exchange rate between the U.S. dollar and the Chilean peso.

Fuel price: Given that AES Gener primarily has a mix of thermoelectric generation facilities, variations in the price of fuels such as coal, natural gas and diesel oil may result in a change in the company’s cost composition.

Electricity regulation: In June 2005, the following modifications were made to electricity regulations in Chile: (1) the unregulated price collar that is used to compare the theoretical price to the average unregulated price was modified from 5% to 30%, (2) public bid processes for regulated contracts are to be held by distribution companies, for supply requirements initiating after December 2009, (3) voluntary demand management, and (4) compensation for losses incurred by generators as a result of the obligation to sell to distribution companies without contracts at the node price.

Natural gas supply: Since March 2004 to date, the Argentine government has issued certain resolutions and rules by which gas producers are instructed to inject additional volumes of gas into the Argentine market. The decision of gas producers – based on their interpretation of these resolutions and rules – has had an adverse effect on gas exports from Argentina to Chile. In effect, the producers have agreed to restrict and/or suspend gas exports to Chile at certain times in order to inject additional volumes of gas into the Argentine market. Gas supply restrictions have a negative impact on the company’s operating margins.

Interest Rate and Exchange Rate

The company has coverage policies for exchange rate and interest rate risks. Management continually evaluates alternatives to determine the convenience of entering into hedges to minimize these risks.

As of September 30, 2006, approximately 91% of AES Gener’s long-term credit agreements were stipulated at a fixed rate and 9% at a variable rate. AES Gener’s US$130 million syndicated credit agreement has an associated interest rate swap. Chivor’s loan in Colombian pesos accrues interest based on Colombian CPI plus a spread.

As of September 30, 2006, approximately 89.3% of AES Gener’s long-term debt accruing interest was exposed to the variation in the exchange rate between the U.S. dollar and Chilean peso. Of the remaining debt, 4.3% was denominated in Chilean UF (Eléctrica Santiago’s bond) and 6.4% in Colombian pesos (Chivor’s local credit agreement).

The composition of foreign currency corresponding to operating income and expenses as of September 30 of each year is as follows:

Item	Currency	September	September
		2006	2005
		%	%

Operating Income	US Dollar (1)	99	99
	UF and indexed Chilean pesos	-	-
	Chilean pesos (not indexed)	1	1

Operating Expense	US Dollar	91	96
	UF and indexed Chilean pesos	7	6
	Chilean pesos (not indexed)	2	2

(1)	Includes revenue from node price contracts in Chile which are indexed every six months to the exchange rate between the U.S. dollar and Chilean peso

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2006

AES GENER S.A. (Registrant)

By:	/S/ FERNANDO ESCRICH
Name: Fernando Escrich Title: Chief Financial Officer